BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Oppenheimer & Co. Inc.

85 Broad Street

New York, New York 10004

July 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anne McConnell

Re:	ChargePoint Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-257855)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of ChargePoint Holdings, Inc. (the “Registrant”) that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on July 14, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its outside counsel, Weil, Gotshal & Manges LLP, may orally request via telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

By:	BofA Securities, Inc.

By:	/s/ Michael Wise
Name: Michael Wise
Title: Managing Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Christopher Buddin
Name: Christopher Buddin
Title: Managing Director

By:	Oppenheimer & Co. Inc.

By:	/s/ Robin A. Graham
Name: Robin A. Graham
Title: Managing Director, Head of Technology Investment Banking

[Signature Page to Underwriters’ Acceleration Request]